Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces Agreement Related to New Project in

Dezhou City, Shandong Province

NEW YORK, NY, July 19, 2010 (MARKETWIRE) — China Metro-Rural Holdings Limited (the “Company”) today announced that it has entered into a framework agreement with the People’s Government of Dezhou City, Shandong Province for a new project. The new project (or “Dezhou Project”) will include the relocation of existing trade centers, the construction, sale and leasing of new trade center units and other auxiliary infrastructures with focus in agricultural and small industrial products.

The total site area of the Dezhou Project is about 7 million square meters and will be developed in several phases. The Company’s other project, Northeast Logistics City in Tieling City, Liaoning Province, has a total site area of approximately 4 million square meters.

The development for the first phase of the Dezhou Project is expected to last about 3 years and will comprise a total gross floor area of approximately 5 million square meters. When complete, the Dezhou Project will comprise a total gross floor area of approximately 15 million square meters – making it considerable larger than Northeast Logistics City which will comprise a total gross floor area of approximately 8 million square meters when complete.

According to the President and Chairman of the Board of the Company, Mr. CHENG Chung Hing, Ricky, the Company believes that “the Dezhou Project has the potential to provide stable growth and allows us to diversify the geographical risk associated with our existing project — Northeast Logistics City.” Northeast Logistics City contributed revenue of approximately HK$337.7 million and net profit attributable to the Company of approximately HK$186.7 million in the fiscal year ended March 31, 2010.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited, through Man Sang International Limited engages in pearl and jewelry business and in selling and leasing of properties in the PRC related to the pearl and jewelry business and, through Mega Dragon is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2317 9888                    E-mail: ir-usa@man-sang.com